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STUART W. GOLD	SANDRA C. GOLDSTEIN	825 EIGHTH AVENUE NEW YORK, NY 10019 - 7475 TELEPHONE: +1-212-474-1000 FACSIMILE: +1-212-474-3700 CITYPOINT ONE ROPEMAKER STREET LONDON EC2Y 9HR	GEORGE E. ZOBITZ	KEVIN J. ORSINI
JOHN W. WHITE	THOMAS G. RAFFERTY		GEORGE A. STEPHANAKIS	MATTHEW MORREALE
EVAN R. CHESLER	MICHAEL S. GOLDMAN		DARIN P. MCATEE	JOHN D. BURETTA
MICHAEL L. SCHLER	RICHARD HALL		GARY A. BORNSTEIN	J. WESLEY EARNHARDT
RICHARD LEVIN	JULIE A. NORTH		TIMOTHY G. CAMERON	YONATAN EVEN
KRIS F. HEINZELMAN	ANDREW W. NEEDHAM		KARIN A. DEMASI	BENJAMIN GRUENSTEIN
B. ROBBINS KIESSLING	STEPHEN L. BURNS		LIZABETHANN R. EISEN	JOSEPH D. ZAVAGLIA
ROGER D. TURNER	KEITH R. HUMMEL		DAVID S. FINKELSTEIN	STEPHEN M. KESSING
PHILIP A. GELSTON	DAVID J. KAPPOS		DAVID GREENWALD	LAUREN A. MOSKOWITZ
RORY O. MILLSON	DANIEL SLIFKIN		RACHEL G. SKAISTIS	DAVID J. PERKINS
FRANCIS P. BARRON	ROBERT I. TOWNSEND, III		PAUL H. ZUMBRO	JOHNNY G. SKUMPIJA
RICHARD W. CLARY	WILLIAM J. WHELAN, III		JOEL F. HEROLD	J. LEONARD TETI, II
WILLIAM P. ROGERS, JR.	SCOTT A. BARSHAY	TELEPHONE: +44-20-7453-1000	ERIC W. HILFERS	D. SCOTT BENNETT
JAMES D. COOPER	PHILIP J. BOECKMAN	FACSIMILE: +44-20-7860-1150	GEORGE F. SCHOEN	TING S. CHEN
STEPHEN L. GORDON	ROGER G. BROOKS		ERIK R. TAVZEL	CHRISTOPHER K. FARGO
DANIEL L. MOSLEY	WILLIAM V. FOGG	WRITER’S DIRECT DIAL NUMBER	CRAIG F. ARCELLA	KENNETH C. HALCOM
JAMES C. VARDELL, III	FAIZA J. SAEED		TEENA-ANN V. SANKOORIKAL	DAVID M. STUART
ROBERT H. BARON	RICHARD J. STARK		ANDREW R. THOMPSON	————
KEVIN J. GREHAN	THOMAS E. DUNN	(212) 474-1876	DAMIEN A. ZOUBEK	SPECIAL COUNSEL
C. ALLEN PARKER	MARK I. GREENE		LAUREN ANGELILLI	SAMUEL C. BUTLER
SUSAN WEBSTER	DAVID R. MARRIOTT		TATIANA LAPUSHCHIK	GEORGE J. GILLESPIE, III
DAVID MERCADO	MICHAEL A. PASKIN		ERIC L. SCHIELE	————
ROWAN D. WILSON	ANDREW J. PITTS		ALYSSA K. CAPLES	OF COUNSEL
CHRISTINE A. VARNEY	MICHAEL T. REYNOLDS		JENNIFER S. CONWAY	PAUL C. SAUNDERS
PETER T. BARBUR	ANTONY L. RYAN		MINH VAN NGO

Alliant Techsystems Inc.
Registration Statement on Form S-4
File No. 333-198460

Via EDGAR

October 28, 2014

Dear Ms. Block:

Alliant Techsystems Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-4 filed on August 28, 2014 (File No. 333-198460) (the “Registration Statement”).  This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in your letter dated October 22, 2014 (the “Comment Letter”), relating to Amendment No. 1 to the Registration Statement filed on October 6, 2014 (“Amendment No. 1”).

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure.

Five clean copies of Amendment No. 2, and five copies that are marked to show changes from Amendment No. 1 as originally filed, are enclosed for your convenience with five copies of this letter.

* * *

Board of Directors and Management of the Combined Company, page 109

1.                                      Please confirm you will file consents for the board of directors designees.  Please refer to Rule 438 under the Securities Act of 1933.

In response to the Staff’s comment, the Company hereby confirms that it has filed consents for the board of directors designees as Exhibits 99.6-99.14 to Amendment No. 2, in accordance with Rule 438 under the Securities Act of 1933.

Signatures

2.                                      Please have the principal executive officer, the principal financial officer, the controller or principal accounting officer and at least a majority of the board of directors sign the second part of the signature page in their capacities as such.

In response to the Staff’s comment, the Company advises the Staff that the signature page to Amendment No. 2 has been signed by the principal executive officer, principal financial officer and principal accounting officer and all of the members of the board of directors of the Company by power of attorney.

Exhibits

Exhibits 99.3, 99.4 and 99.5

3.                                      Please mark the proxy cards as “Preliminary Copies,” in accordance with Rule 14a-6(e)(1).

In response to the Staff’s comment, the Company has marked the proxy cards of both the Company and Orbital Sciences Corporation as “Preliminary Copies” in accordance with Rule 14a-6(e)(1).

Please contact the undersigned at (212) 474-1876 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,
/s/ Damien R. Zoubek
Damien R. Zoubek

Susan Block
Attorney-Adviser
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Copies to:

Sonia Bednarowski
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Scott D. Chaplin
General Counsel, Senior Vice President and Secretary
Alliant Techsystems Inc.
1300 Wilson Boulevard, Suite 400
Arlington, VA 22209

John B. Beckman
Partner, Hogan Lovells US LLP, Counsel to Orbital
555 13th Street, NW
Washington, DC 20004